Exhibit 99.1

Kandal M Venture Limited Issues Guidance Projecting

Improved Top and Bottom Line for Full Year Fiscal 2026

Cambodia, April 17, 2026 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced general guidance for the full fiscal year ended March 31, 2026.

Management stated that for fiscal 2026 ended March 31, both revenue and net Income are expected to increase versus the previous fiscal year. For that period, ended March 31, 2025, the Company had revenue of approximately $17.2 million and net income of about $210,000, or $.01 per share.

For the first six months of fiscal 2026 ended September 30, 2025, Kandal generated revenue of approximately $7.9 million and net income of about $169,000, or $.01 per share.

The Company added that its financial position is expected to remain strong through fiscal 2027, as Kandal currently has zero debt and adequate cash on its balance sheet.

While U.S. tariffs have periodically presented a drag on the Company’s top and bottom-line performance over the past three quarters, Director and Chairman Duncan Miao said Kandal is executing “a concrete plan to mitigate these effects and return the Company to its former growth and profitability.”

The crux of this plan, said Mr. Miao, is diversifying Kandal’s customer base to increase its sales mix to markets with lower tariff impact. These markets include such nations as the U.K., Japan and other nations in Asia, the Middle East and Europe.

Negotiations with several luxury brands in these markets, said Kandal’s CEO Fok Yui Kwong, are in “advanced stages” and have the potential to produce “significantly enhanced revenue” for fiscal 2026 and beyond.

Both Cambodia and the Philippines, where Kandal manufactures and exports its goods, benefit from reduced or zero tariff rates when exporting to the UK under the Developing Countries Trading Scheme (DCTS). In addition, both countries receive highly preferential or zero import tariff rates from Japan based on bilateral and regional Economic Partnership Agreements (EPAs).

To support its diversification strategy, Kandal expanded its manufacturing footprint to the Philippines last month. While this move does not reduce the Company’s overall tariff rate, it increases total production capacity, meets production-specific requirements of some of the Company’s customer brands, and minimizes or eliminates the risks associated with relying on a single manufacturing location.

These risks, said Mr. Miao, include potential disruptions from natural or environmental disasters, pandemics, geopolitical tensions, or even routine extended holidays. Manufacturing sites located in multiple nations also enables companies to decrease expenses by leveraging lower labor costs, affordable utilities, and more competitive raw-materials sourcing.

Benefits from these strategies, said the CEO, “are pointing towards accelerating order flow for the fiscal year ending March 31, 2027.”

Regarding the Company’s ongoing sales to the U.S. market, Mr. Miao added that the reduction of U.S. tariff rates on Cambodia - from 36% to 19% in August 2025 - is expected to continue to have a “limited effect” on Kandal’s revenue.

“Overall, we believe this global strategy will drive improved growth and margins for Kandal. We look forward to sharing updates on our progress as we continue executing our initiatives.”

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events and market conditions, and may include statements regarding the Company’s financial condition, results of operations, business strategy, financial needs, expected financial performance, tariff mitigation strategies, and geographic expansion. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the Securities and Exchange Commission before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Additional information concerning these and other factors that may impact our expectations and projections can be found in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

Company:
Kandal M Venture Limited Investor Relations Contact:
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,
Kingdom of Cambodia
Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: +1 (646) 893-5835 x2
Email: info@skylineccg.com

Website: www.skylineccg.com